DSM Press Release

DSM, Corporate Communications
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DSM

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Heerlen (NL) / Boulder (USA), 3 April 2006

DSM Venturing makes follow-on investment in personalized nutrition company Sciona

DSM Venturing, the corporate venturing unit of Royal DSM N.V., today announced that it has participated in a follow-on financing round of 6.5 million USD in the personalized nutrition company Sciona. Herewith DSM has become a major shareholder in Sciona.

Personalized nutrition is nutrition based on individual dietary recommendations derived from knowledge of the individual's lifestyle, nutritional status and/or genetic makeup. It is aimed at promoting health, well-being, performance and potentially reducing the risk of health problems. DSM has decided to focus on personalized nutrition as one of its key innovation areas because it optimally combines DSM's strengths in nutrition, food and biotechnology with the demands of a more health conscious and aging population.

Rob van Leen, Chief Innovation Officer at DSM: *'We are very pleased with our increased shareholding in Sciona because relations like these will help us to accelerate our activities in the emerging business area of personalized nutrition. We will further increase our interaction with Sciona via a supervisory board representative and joint development projects.'*

DSM Venturing

DSM Venturing is an active investor in several Venture Capital Funds and start-up companies in the field of Nutrition, Pharma and Performance Materials. DSM Venturing's mission is to explore emerging markets and technologies in order to enhance DSM's product portfolio and create value. For more information about DSM Venturing see www.dsm-venturing.com.

Sciona Inc.

Sciona is a privately held, international company that provides personalized health and nutrition recommendations based on an individual's diet, lifestyle and unique genetic profile. The Company has created a powerful set of tools that enables consumers to harness the scientific information uncovered in the Human Genome Project. Sciona is headquartered in Boulder, Colorado with offices in Europe, and research facilities on the Yale University campus. For more information about Sciona see www.sciona.com.

About DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision

2010 – *Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found on www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com